Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 April 3, 2012


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 888
               Convertible & Income Portfolio of Funds, Series 15
                              File No. 333-179825
--------------------------------------------------------------------------------

Dear Mr. Bartz:

     This letter is in response to the comment that you raised regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 888, filed on March 1, 2012 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Convertible & Income Portfolio of Funds, Series 15 (the "Trust"). This letter serves to respond to your comment concerning the Security Selection section.

     1. In the second paragraph under "Security Selection" on page 2 of the prospectus, please state that 100% of the Trust's portfolio is invested in a combination of shares of Closed-End Funds that "invest substantially all of their assets" in convertible securities and/or income-producing securities and an ETF that invests substantially all of its assets in convertible securities.

     Response: The prospectus disclosure has been revised as requested.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          Chapman and Cutler LLP


                                                          By /s/ Morrison Warren
                                                             -------------------
                                                                 Morrison Warren